SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

SWK HOLDINGS CORPORATION
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

483600300
(CUSIP Number)

Steven J. Pully
Carlson Capital, L.P.
2100 McKinney Avenue, Suite 1800
Dallas, TX 75201
(214) 932-9600

with a copy to
David E. Rosewater
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2012
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 11 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483600300	SCHEDULE 13D/A	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,427,421
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,427,421
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,427,421
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.4%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 483600300	SCHEDULE 13D/A	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 721,679
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 721,679
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 721,679
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 483600300	SCHEDULE 13D/A	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,149,100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,149,100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,149,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.2%
14	TYPE OF REPORTING PERSON* PN, IA

CUSIP No. 483600300	SCHEDULE 13D/A	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,149,100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,149,100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,149,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.2%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 483600300	SCHEDULE 13D/A	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,149,100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,149,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,149,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.2%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 483600300	SCHEDULE 13D/A	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON Michael D. Weinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 5)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 235,000 (see Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 235,000 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 235,000 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 483600300	SCHEDULE 13D/A	Page 8 of 11 Pages

This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 4, 2009 (the "Original Schedule 13D") and Amendment No. 1 to the Original Schedule 13D filed with the SEC on November 25, 2009 ("Amendment No. 1" and together with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D") with respect to the shares ("Shares") of common stock, par value $0.001 per share, of SWK Holdings Corporation (the "Issuer"). Except as set forth herein, the Schedule 13D is unmodified.

Item 1.	Security and Issuer.

Item 1 is amended and restated in its entirety as follows:

This Schedule 13D relates to the shares of common stock, par value $0.001 per share, of SWK Holdings Corporation, a Delaware corporation. The principal executive office of the Issuer is located at 5314 North River Run Drive, Suite 350, Provo, Utah 84604.

Item 2.	Identity and Background.

The first sentence of paragraph (a) and paragraph (b) of Item 2 are hereby amended and restated in their entirety, and paragraphs (c) and (f) of Item 2 are hereby amended and supplemented, as follows:

(a)  This statement is filed by: (i) Double Black Diamond Offshore Ltd., a Cayman Islands exempted company ("Double Offshore"), (ii) Black Diamond Offshore Ltd., a Cayman Islands exempted company ("Offshore" and together with Double Offshore, the "Funds"), (iii) Carlson Capital, L.P., a Delaware limited partnership ("Carlson Capital"), (iv) Asgard Investment Corp., a Delaware corporation and the general partner of Carlson Capital ("Asgard"), (v) Mr. Clint D. Carlson, President of Asgard and Carlson Capital (together with the Funds, Carlson Capital and Asgard, "Carlson") and (vi) Mr. Michael D. Weinberg (together with Carlson, the "Reporting Persons").  Mr. Weinberg expressly disclaims beneficial ownership of the 12,149,100 Shares reported as owned by Carlson in this Amendment No. 2, except to the extent of his pecuniary interest therein.  Carlson expressly disclaims beneficial ownership of the 235,000 shares of restricted stock reported as beneficially owned by Mr. Weinberg in this Amendment No.2.

(b)  The principal business address of each Reporting Person is 2100 McKinney Avenue, Suite 1800, Dallas, TX 75201.

(c)  The principal business of Mr. Weinberg is to act as Director of Special Projects at Carlson Capital.

(f)   Mr. Weinberg is a United States citizen.

Item 3.	Source and Amount of Funds or other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

A total of approximately $11,862,953.26 was used by the Reporting Persons to acquire the Shares reported herein (other than the Shares beneficially held by Mr. Weinberg). With the exception of Mr. Weinberg, the source of funds used to make the purchases reported herein is the working capital of the Funds and margin borrowings described in the following sentence. A total of 7,701,674 Shares beneficially owned by Carlson are held in commingled margin accounts, which may extend margin credit to Carlson from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

The Issuer has granted to Mr. Weinberg a total of 235,000 shares of restricted stock in lieu of cash compensation for his service as a non-executive director of the Issuer and as such, no additional funds were used to acquire the shares of restricted stock.

CUSIP No. 483600300	SCHEDULE 13D/A	Page 9 of 11 Pages

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) As of the close of business on March 1, 2012, Carlson beneficially owned an aggregate of 12,149,100 Shares, constituting approximately 29.2% of the Shares outstanding.  Mr. Weinberg may be deemed to beneficially own an aggregate of 235,000 Shares, constituting approximately 0.6% of the shares outstanding based upon his ownership of (i) 200,000 shares of restricted stock that vest based upon the 60 day average closing price of the Shares and (ii) 35,000 shares of restricted stock, granted by the Issuer to Mr. Weinberg on January 31, 2012 as compensation for his service as a director of the Issuer, that fully vest on the one-year anniversary of such grant, provided that Mr. Weinberg remains a director of the Issuer at such time.

The aggregate percentages of Shares reported herein are based upon 41,647,394 Shares outstanding, which is the total number of Shares issued and outstanding as of November 10, 2011 as reported in the Issuer's quarterly report on Form 10-Q for the period ended September 30, 2011, filed on November 14, 2011.

(b) Carlson Capital, Asgard and Mr. Carlson have the power to vote and direct the disposition of (i) the 721,679 Shares reported herein as owned by Offshore Ltd. and (ii) the 11,427,421 Shares reported herein as owned by Double Offshore Ltd. Subject to the vesting requirements described herein, Mr. Weinberg has the power to vote and direct the disposition of the 235,000 shares of restricted stock beneficially owned by him.

(c) Other than the grant of 35,000 restricted stock to Mr. Weinberg discussed herein, all other transactions effected by the Reporting Persons in the Shares during the past sixty (60) days are set forth on Appendix A hereto and are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

On January 31, 2012, the Issuer granted Mr. Weinberg an annual grant of 35,000 shares of restricted stock in lieu of cash compensation for his service as a non-executive director of the Issuer.  Such shares of restricted stock will fully vest on the one-year anniversary of such grant, provided, however, that if Mr. Weinberg ceases to be a director of the Issuer during the interim period, the grant is void.  Such 35,000 shares of restricted stock are in addition to the 200,000 shares of restricted stock held by Mr. Weinberg that vest based upon the 60 day average closing price of the Shares.

Item 7.	Material to be Filed as Exhibits.
Exhibit 5. Joint Filing Agreement, dated March 1, 2012.

CUSIP No. 483600300	SCHEDULE 13D/A	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 1, 2012

BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P.,
its investment manager

By:	Asgard Investment Corp. II,
its general partner

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P.,
its investment manager

By:	Asgard Investment Corp. II,
its general partner

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

CARLSON CAPITAL, L.P.

By:	Asgard Investment Corp. II,
its general partner

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

ASGARD INVESTMENT CORP.

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

CUSIP No. 483600300	SCHEDULE 13D/A	Page 11 of 11 Pages

/s/ Clint D. Carlson
Clint D. Carlson

/s/ Michael D. Weinberg
Michael D. Weinberg

APPENDIX A

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK BY THE
REPORTING PERSONS IN THE PAST SIXTY (60) DAYS

The following tables set forth all transactions in the Shares of the Issuer effected in the past sixty (60) days by each of the Reporting Persons, as applicable. Unless otherwise noted, all such transactions were effected in private transactions.

Double Black Diamond Offshore Ltd.

Trade Date	Amount Purchased (Sold)	Price per Share ($)
02/28/2012	472,500	0.82

Black Diamond Offshore Ltd.

Trade Date	Amount Purchased (Sold)	Price per Share ($)
02/28/2012	27,500	0.82

EXHIBIT 5

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any and all amendments thereto) with respect to securities of SWK Holdings Corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of March 1, 2012.

BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P.,
its investment manager

By:	Asgard Investment Corp. II,
its general partner

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P.,
its investment manager

By:	Asgard Investment Corp. II,
its general partner

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

CARLSON CAPITAL, L.P.

By:	Asgard Investment Corp. II,
its general partner

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

ASGARD INVESTMENT CORP.

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

/s/ Clint D. Carlson
Clint D. Carlson

/s/ Michael D. Weinberg
Michael D. Weinberg